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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________________________________
                                             :
 In the Matter of                            :         CERTIFICATE
                                             :             of
CONSOLIDATED NATURAL GAS COMPANY             :         NOTIFICATION
Pittsburgh, Pennsylvania                     :            NO. 14
                                             :        ____________
File No. 70-7948                             :
                                             :
(Public Utility Holding Company Act of 1935)          TRANSACTIONS
___________________________________________          DURING PERIOD

                                                     July 1, 1995
                                                         through
                                                   September 30, 1995

TO THE SECURITIES AND EXCHANGE COMMISSION:
	By Order dated May 8, 1992 (HCAR No. 25548) ("May 8, 1992 Order") in the above captioned proceeding, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Consolidated Natural Gas Company ("Consolidated") to become effective, thereby authorizing Consolidated to report all of its acquisitions and reissuances of its common stock, $2.75 par value per share ("Common Stock") for its treasury (such shares of Common Stock referred to as "Treasury Stock") under the quarterly certificates of notification filed under this file number.
	The Commission in its May 8, 1992 Order also authorized Consolidated to acquire through open market purchases up to 4,000,000 shares of its outstanding Common Stock and to hold such repurchased shares as Treasury Stock. Other sources of Treasury Stock that are to be reported under this file number are acquisitions by Consolidated through the exchange and tax withholding provisions of its Stock Incentive Plan ("SIP") as authorized by Commission order dated April 10, 1991 (HCAR No. 25294) in file number 70-7838 and its Long


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Term Incentive Plan ("LTIP") as authorized by supplemental Commission order dated December 11, 1991 (HCAR No. 25425) in file number 70-7095.
	The May 8, 1992 Order also authorized Consolidated to reissue Treasury
Stock: (i) purchased on the open market pursuant to the authorization under this file number; (ii) acquired through the Company's SIP or LTIP; and (iii) previously acquired on the open market pursuant to the authorization under File No. 70-7286.
	This Certificate is filed pursuant to Rule 24 as a notification that the following shares of Common Stock have been acquired through the following sources and held as Treasury Stock:

			During
	Source	File No.	Period	Cumulative
	______	________	______	__________

Open Market Purchases	70-7948	- 0 -	    - 0 -

Stock Incentive Plan	70-7838	   444	   53,870

Long Term Incentive Plan	70-7095	 - 0 -	   15,533
			______	_________
	Total		   444	   69,403
			======	=========

	During the period 444 shares held as Treasury Stock were reissued to the Alternate Thrift Trust of the Thrift Plans for Consolidated and its participating subsidiaries. As of September 30, 1995, Consolidated had no shares of Treasury Stock available.



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	The "past-tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all of the transactions authorized pursuant to said Orders have been consummated.

						CONSOLIDATED NATURAL GAS COMPANY



						By   J. M. Hostetler
							Its Attorney

Dated this 31st day
of October, 1995